Issuer Free Writing Prospectus, dated April 30, 2024
Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended
Supplementing the Preliminary Prospectus Supplement, dated April 26, 2024
Registration No. 333-278943

ICON Investments Six Designated Activity Company

Pricing Term Sheet

$2,000,000,000
$750,000,000 5.809% Senior Secured Notes due 2027 (the “2027 Notes”)
$750,000,000 5.849% Senior Secured Notes due 2029 (the “2029 Notes”)
$500,000,000 6.000% Senior Secured Notes due 2034 (the “2034 Notes”
and, together with the 2027 Notes and the 2029 Notes, the “Notes”)

April 30, 2024

Terms Related to all Notes

Issuer:	ICON Investments Six Designated Activity Company (the “Company”)

Trade Date:	April 30, 2024

Settlement Date:	May 8, 2024 (T+6)*

Interest Payment Dates:	May 8 and November 8 of each year, commencing on November 8, 2024

Use of Proceeds:
We intend to use the net proceeds from the issuance and sale of the Notes (i) to provide funds to the U.S. borrower and Luxembourg borrower under our Senior Secured Credit Facilities (as defined in the Preliminary Prospectus Supplement), through intercompany loans and other means, to repay a portion of the senior secured term loans outstanding under the Senior Secured Credit Facilities and (ii) to pay fees, costs and expenses related to this offering.

Change of Control:
Subject to certain exceptions as set forth in the Preliminary Prospectus Supplement, if a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) occurs, unless the Company has previously or concurrently delivered a redemption notice with respect to all the outstanding Notes as set forth in the Preliminary Prospectus Supplement, within 30 days following such Change of Control Triggering Event, the Company will make an offer to purchase all of the Notes at a purchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest on the Notes repurchased to, but not including, the date of purchase.

Securities Ratings (Moody’s / S&P):**	Baa3 / BBB-

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Santander US Capital Markets LLC

Denomination:	$200,000 and in integral multiples of $1,000 in excess thereof

Terms Related to the 2027 Notes

Securities:	5.809% Senior Secured Notes due 2027

Principal Amount:	$750,000,000

Maturity Date:	May 8, 2027

Benchmark Treasury:	UST 4.500% due April 15, 2027

Benchmark Treasury Price / Yield:	99-00 ⅝ / 4.859%

Spread to Benchmark Treasury:	+95 basis points

Yield to Maturity:	5.809%

Coupon (Interest Rate):	5.809%

Price to Public:	100.000%

Optional Redemption Provision:
Prior to April 8, 2027 (one month prior to their maturity date) (the “2027 Par Call Date”), the Company may redeem the 2027 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 Notes to be redeemed matured on the 2027 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2027 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2027 Par Call Date, the Company may redeem the 2027 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2027 Notes being redeemed plus accrued and unpaid interest on the 2027 Notes to be redeemed to, but not including, the redemption date.

CUSIP/ISIN:	45115A AA2 / US45115AAA25

Terms Related to the 2029 Notes

Securities:	5.849% Senior Secured Notes due 2029

Principal Amount:	$750,000,000

Maturity Date:	May 8, 2029

Benchmark Treasury:	UST 4.625% due April 30, 2029

Benchmark Treasury Price / Yield:	99-21+ / 4.699%

Spread to Benchmark Treasury:	+115 basis points

Yield to Maturity:	5.849%

Coupon (Interest Rate):	5.849%

Price to Public:	100.000%

Optional Redemption Provision:
Prior to April 8, 2029 (one month prior to their maturity date) (the “2029 Par Call Date”), the Company may redeem the 2029 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes to be redeemed matured on the 2029 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2029 Par Call Date, the Company may redeem the 2029 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest on the 2029 Notes to be redeemed to, but not including, the redemption date.

CUSIP/ISIN:	45115A AB0 / US45115AAB08

Terms Related to the 2034 Notes

Securities:	6.000% Senior Secured Notes due 2034

Principal Amount:	$500,000,000

Maturity Date:	May 8, 2034

Benchmark Treasury:	UST 4.000% due February 15, 2034

Benchmark Treasury Price / Yield:	94-26¼ / 4.664%

Spread to Benchmark Treasury:	+135 basis points

Yield to Maturity:	6.014%

Coupon (Interest Rate):	6.000%

Price to Public:	99.896%

Optional Redemption Provision:
Prior to February 8, 2034 (three months prior to their maturity date) (the “2034 Par Call Date”), the Company may redeem the 2034 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Notes to be redeemed matured on the 2034 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2034 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2034 Par Call Date, the Company may redeem the 2034 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 Notes being redeemed plus accrued and unpaid interest on the 2034 Notes to be redeemed to, but not including, the redemption date.

CUSIP/ISIN:	45115A AC8 / US45115AAC80

*
We expect that delivery of the Notes will be made to investors on or about May 8, 2024, which will be the sixth business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Notes will initially settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes before their delivery should consult their own advisor.

**	Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including the Preliminary Prospectus Supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement and prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146, E-mail: prospectus@citi.com; HSBC Securities (USA) Inc., Telephone: (866) 811-8049; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor, Telephone Collect: (212) 834-4533; Morgan Stanley & Co. LLC, 1585 Broadway, 29th Floor, New York, NY 10036, Attention: Investment Banking Division, Facsimile: (212) 507-8999; Santander US Capital Markets LLC, 437 Madison Avenue, New York, NY 10022, Attention: Debt Capital Markets, Facsimile: (212) 407-0930, E-mail: DCMAmericas@santander.us.

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